

February 23, 2021

Gary Wunderlich
President and Chief Financial Officer
Live Oak Mobility Acquisition Corp.
4921 William Arnold Road
Memphis, TN 38117

> **Re: Live Oak Mobility Acquisition Corp.**
> **Form S-1 filed January 27, 2021**
> **File No. 333-252453**

Dear Mr. Wunderlich:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 27, 2021

Cover page

1.   We note that the "anchor investor" is made up of members of the sponsor and that it owns an indirect interest in the founder shares held by the sponsor. Please revise here and where similar disclosure appears, to quantify the number of founder shares or percentage interest in the founder shares that is owned by the anchor investor. Please also describe this relationship between the sponsor and anchor investor in your disclosure captioned "Expressions of interest," and revise disclosures regarding the founder shares and relationships and related party transactions to clarify whether the anchor investor has the right to control the sponsor or vote or dispose of the founder shares.

Founder shares, page 17

2.   Where you describe your letter agreement with the sponsor in which the sponsor waives redemption rights with respect to public shares and agrees to vote public shares in favor of the initial business combination, here and elsewhere in the prospectus, please clarify, if

true, that the sponsor's waivers and agreements do not apply to public shares held by members of the sponsor that purchased in their capacity as the "anchor investor."

<u>Underwriting, page 160</u>

3.   We note that the underwriters currently intend to make a market in the units following the completion of the offering. Please file alternative pages for the market-making prospectus and include an explanatory note before the cover page of the prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction